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As filed with the Securities and Exchange Commission on March 28, 2016

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

TRINSEO S.A.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

Ordinary Shares, Nominal Value $0.01 Per Share
(Title of Class of Securities)

L9340P101
(CUSIP Number of Class of Securities)

Angelo N. Chaclas
Senior Vice President, Chief Legal Officer and Corporate Secretary
1000 Chesterbrook Boulevard
Berwyn, PA 19312
(610) 240-3200
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:
Craig E. Marcus
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts
Telephone: (617) 951-7000
Facsimile: (617) 951-7050

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$41,508,950*	$4,180**

*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes the repurchase of 1,165,000 Ordinary Shares at a purchase price of $35.63 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, equals $107.00 per million dollars of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable
Form or Registration No.	Not Applicable.	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by Trinseo S.A., a Luxembourg limited liability company ("Trinseo" or the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's offer to purchase for cash up to 1,165,000 of its ordinary shares (the "Shares"), $0.01 nominal value per share (the "Ordinary Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). The Company's Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2016 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.

        All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1.    Summary term sheet.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject company information.

        (a)   The name of the issuer is Trinseo S.A. The address of its principal executive office is 1000 Chesterbrook Boulevard, Berwyn, PA 19312 and its telephone number is (610) 240-3200. Trinseo is a Luxembourg limited liability company (société anonyme), with a registered office at 4, rue Lou Hemmer, L-1748 Luxembourg, Grand Duchy of Luxembourg and registered with Luxembourg's Register of Commerce and Companies (RCS) under RCS number B153.549.

        (b)   This Schedule TO relates to the Shares of Trinseo. As of March 25, 2016 there were 47,177,934 Ordinary Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

        (c)   The information set forth in Section 8 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and background of filing person.

        (a)   Trinseo S.A. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the transaction.

        (a)(1)(i)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction," and in Section 1 ("Number of Shares; Proration; Odd Lots") is incorporated herein by reference.

        (a)(1)(ii)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction," and in Section 1 ("Number of Shares; Proration; Odd Lots"), Section 5 ("Purchase of Shares and Payment of Purchase Price") and Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

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        (a)(1)(iii)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and in Section 1 ("Number of Shares; Proration; Odd Lots"), Section 3 ("Procedures for Tendering Shares") and Section 15 ("Extension of the Offer; Termination; Amendment") is incorporated herein by reference.

        (a)(1)(iv)  Not applicable.

        (a)(1)(v)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 15 ("Extension of the Offer; Termination; Amendment") is incorporated herein by reference.

        (a)(1)(vi)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 4 ("Withdrawal Rights") is incorporated herein by reference.

        (a)(1)(vii)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 3 ("Procedures for Tendering Shares") and in Section 4 ("Withdrawal Rights") is incorporated herein by reference.

        (a)(1)(viii)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 5 ("Purchase of Shares and Payment of Purchase Price") is incorporated herein by reference.

        (a)(1)(ix)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and in Section 1 ("Number of Shares; Proration; Odd Lots") and in Section 5 ("Purchase of Shares and Payment of Purchase Price") is incorporated herein by reference.

        (a)(1)(x)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") is incorporated herein by reference.

        (a)(1)(xi)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") is incorporated herein by reference.

        (a)(1)(xii)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 3 ("Procedures for Tendering Shares") and in Section 14 ("Certain United States Federal Income Tax Consequences") is incorporated herein by reference.

        (a)(2)(i-vii)  Not applicable.

        (b)   The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") and in Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past contacts, transactions, negotiations and agreements.

        (a)   The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") and in Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purposes of the transaction and plans or proposals.

        (a)   The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") is incorporated herein by reference.

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        (b)   The information set forth in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") of the Offer to Purchase is incorporated herein by reference.

        (c)(1-10)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals"), Section 9 ("Source and Amount of Funds") and Section 10 ("Information About Us") is incorporated herein by reference.

Item 7.    Source and amount of funds or other consideration.

        (a), (b) and (d)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals"), Section 7 ("Conditions of the Offer") and Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in securities of the subject company.

        (a) and (b)  The information set forth in Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/assets, retained, employed, compensated or used.

        (a)   The information set forth in the sections of the Offer to Purchase titled "Introduction" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial statements.

        (a) and (b)  The information set forth in each of (i) Section 10 ("Information About Us"), (ii) Section 11 ("Certain Financial Information") and (iii) the disclosures set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Selected Segment Information", and the consolidated financial statements and the related notes thereto, each of which can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (and are incorporated by reference into the Offer to Purchase), are incorporated herein by reference.

Item 11.    Additional information.

        (a)(1)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") and in Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (a)(2)  The information set forth in Section 13 ("Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information set forth in Section 13 ("Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth in Section 2 ("Background and Purpose of the Repurchase; Other Plans or Proposals") of the Offer to Purchase is incorporated herein by reference.

        (a)(5)  None.

        (b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

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Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated March 28, 2016.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients.
(a)(5)(A)	Press Release issued by Trinseo S.A. on March 21, 2016 (incorporated by reference to Exhibit 99.1 to Trinseo's Schedule TO-C filed on March 21, 2016).
(a)(5)(B)	Press Release issued by Trinseo S.A. on March 21, 2016 (incorporated by reference to Exhibit 99.2 to Trinseo's Schedule TO-C filed on March 21, 2016).
(a)(5)(C)	Information included in the final prospectus supplement issued by Trinseo S.A. on March 23, 2016 (incorporated by reference to Exhibit to Trinseo's Schedule TO-C filed on March 23, 2016).
(a)(5)(D)	Press release announcing the commencement of the tender offer, dated March 28, 2016.
(d)(1)
Underwriting Agreement between Goldman, Sachs & Co., the Company and Bain Capital Everest Manager Holding SCA dated as of March 21, 2016 (incorporated by reference to Exhibit 1.1 to Trinseo's Current Report on Form 8-K filed on March 24, 2016).

Item 13.    Information required by schedule 13E-3.

        Not applicable.

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trinseo S.A.
Dated: March 28, 2016	By:	/s/ ANGELO N. CHACLAS
		Name:	Angelo N. Chaclas
		Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated March 28, 2016.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients.
(a)(5)(A)	Press Release issued by Trinseo S.A. on March 21, 2016 (incorporated by reference to Exhibit 99.1 to Trinseo's Schedule TO-C filed on March 21, 2016).
(a)(5)(B)	Press Release issued by Trinseo S.A. on March 21, 2016 (incorporated by reference to Exhibit 99.2 to Trinseo's Schedule TO-C filed on March 21, 2016).
(a)(5)(C)	Information included in the final prospectus supplement issued by Trinseo S.A. on March 23, 2016 (incorporated by reference to Exhibit to Trinseo's Schedule TO-C filed on March 23, 2016).
(a)(5)(D)	Press release announcing the commencement of the tender offer, dated March 28, 2016.
(d)(1)
Underwriting Agreement between Goldman, Sachs & Co., the Company and Bain Capital Everest Manager Holding SCA dated as of March 21, 2016 (incorporated by reference to Exhibit 1.1 to Trinseo's Current Report on Form 8-K filed on March 24, 2016).

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  Item 1. Summary term sheet.
  Item 2. Subject company information.
  Item 3. Identity and background of filing person.
  Item 4. Terms of the transaction.
  Item 5. Past contacts, transactions, negotiations and agreements.
  Item 6. Purposes of the transaction and plans or proposals.
  Item 7. Source and amount of funds or other consideration.
  Item 8. Interest in securities of the subject company.
  Item 9. Persons/assets, retained, employed, compensated or used.
  Item 10. Financial statements.
  Item 11. Additional information.
  Item 12. Exhibits.
  Item 13. Information required by schedule 13E-3.
SIGNATURES
EXHIBIT INDEX